FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 17(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Atwood Robert T.	2. Date of Event Requiring Statement Month/Day/Year. 2/5/2003	4. Issuer Name and Ticker or Trading Symbol Corautus Genetics Inc. ("CAQ")
(Last) (First) (Middle) 10030 Barnes Canyon Road		5. Relationship of a Reporting Person(s) to Issuer Check all applicable) __ __ Director ________ 10% Owner __X___ Officer ________ Other (Specify (Give Title Below) Chief Financial Officer		6. If Amendment, Date of Original (Month/Day/Year)
	3. IRS or Social Security Number of Reporting Person (Voluntary)
(Street) San Diego CA 92121				7. Individual or Joint/Group Filing (check applicable line) _X_ Form filed by One Reporting Person ___ Form filed by more than One Reporting Person
(City) (State) (Zip) Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)		2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock		135,936	D
Common Stock		15,893	I	Held in escrow for benefit of reporting person

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v)

FORM 3 (continued)	Table II - Derivative Securities Aquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date Month/Day/Year		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion of Exercise Price of Derivative Security	5. Ownership form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expiration date	Title	Amount or Number of Shares
Stock option (right to buy)	(1)	7/1/12	Common stock	90,869	$1.08	D
Stock option (right to buy)	(2)	7/8/12	Common stock	90,589	$1.08	D
Stock option (right to buy)	9/3/02	9/3/12	Common stock	17,447	$1.08	D
Stock option (right to buy)	(2)	2/5/05	Common stock	279,167	$0.25	D
Stock option (right to buy)	(3)	12/12/12	Common stock	22,612	$1.08	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1)    74,677 vested on 7/1/02, 6,979 vested on 7/5/02, 6,979 vested on 8/5/02, and 2,233 vested on 9/5/02.
(2)    Vested upon closing of a merger, which occurred on 2/5/03.
(3)    16,750 vested on 12/12/02, 5,862 vested on 1/31/03.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)
** Intentional mistatements or omissions of facts constitute Federal Criminal Violations.	/s/ Andrew Surdykowski, Attorney-in-fact February 12, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person Date

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number

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